Exhibit 99.1

Brookfield Announces Fulfilment of all Closing Conditions of the Takeover Offer for alstria office REIT-AG

•	Minimum acceptance threshold of 50% plus one alstria share exceeded with approximately 71% of the total share capital and voting rights of alstria office REIT-AG secured at the end of the initial acceptance period

•	Additional acceptance period for shareholders who have not yet tendered their alstria shares commences on January 21, 2022, and ends at midnight CET on February 3, 2022

•	All other closing conditions have been fulfilled and the offer is therefore successful

•	alstria’s management and supervisory board recommend acceptance of the offer

LONDON, January 20, 2022 – Brookfield (NYSE: BAM, TSX: BAM.A) announces that at the expiry of the initial acceptance period for the voluntary public takeover offer (the “Offer”) for the acquisition of all outstanding alstria office REIT-AG (“alstria” or the “Company”) shares on January 17, 2022, Alexandrite Lake Lux Holdings S.à r.l. (the “Bidder”), a company controlled by one of Brookfield’s private real estate funds, together with funds affiliated with the Bidder, secured approximately 71% of the total share capital and voting rights of alstria. The minimum acceptance threshold of 50% plus one alstria share (including the shares already held by funds affiliated with the Bidder) has therefore been exceeded.

All closing conditions of the Offer pursuant to section 12.1 of the offer document have been fulfilled. The settlement of the alstria shares tendered during the initial acceptance period will be effected within ten banking days after the expiry of the acceptance period, e.g. at latest on January 31, 2022. In connection with the settlement, alstria shareholders who have accepted the Offer during the initial acceptance period will receive a cash consideration of EUR 19.50 per tendered alstria share.

alstria shareholders, who have not yet tendered their shares, can still accept the Offer and thereby receive the offer price of EUR 19.50. The additional acceptance period begins on January 21, 2022 and ends at midnight CET on February 3, 2022. In their reasoned statement pursuant to Section 27 WpÜG, alstria’s management and supervisory board recommended that alstria shareholders accept the Offer.

The Offer is made on and subject to the terms and conditions set out in the offer document. The offer document and a non-binding English translation, alongside other information relating to the Offer, are available at www.lake-offer.com.

Copies of the German offer document and non-binding English translations can be obtained free of charge through the settlement agent, Morgan Stanley Europe SE, New Issue Operations, Große Gallustraße 18, Floor 9, 60312 Frankfurt am Main, Germany (requests to be sent with the full postal address by fax to +49- 69-2166-7676 or e-mail to newissues_germany@morganstanley.com).

Details on how the Offer can be accepted are set out in the offer document. To tender their shares, alstria shareholders should contact their respective custodian bank.

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About Brookfield

Brookfield (NYSE: BAM, TSX: BAM.A) is one of the world's leading alternative asset management firms with approximately US$650 billion of assets under management across real estate, infrastructure, renewable power, private equity, and credit. Brookfield owns and operates long-life assets and businesses, many of which form the backbone of the global economy. Utilizing its global reach, access to large-scale capital and operational expertise, Brookfield offers a range of alternative investment products to investors around the world – including public and private pension plans, endowments and foundations, sovereign wealth funds, financial institutions, insurance companies and private wealth investors.

For more information, please visit our website at www.brookfield.com or contact:

Communications & Media: Marie Fuller Tel: +44 020 7408 8375 Email: marie.fuller@brookfield.com Felix Morlock Brunswick Group Tel: +49 173 8780702 Email: lakeger@brunswickgroup.com	Investor Relations: Linda Northwood Tel: +1 (416) 359-8647 Email: linda.northwood@brookfield.com

Important Notice

This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares in the Company. The Offer itself as well as its terms and conditions and further provisions concerning the Offer are set out in the offer document. Investors and shareholders of the Company are strongly advised to thoroughly read the offer document and all other relevant documents regarding the Offer.

The Offer is exclusively subject to the laws of the Federal Republic of Germany and certain applicable provisions of securities laws of the United States of America. Any agreement that is entered into as a result of accepting the Offer will be exclusively governed by the laws of the Federal Republic of Germany and is to be interpreted in accordance with such laws.

Forward-Looking Statements

This news release may contain “forward-looking information” within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. In some cases, you can identify forward-looking statements and information by words such as “intends,” “expects,” “believes,” “approximately,” “estimate,” “may,” “predict,” “plan,” “should,” “will,” and “would” or the negative version of these words or other comparable or similar words that are predictive in nature or indicate future events, trends or prospects and which do not relate to historical matters identify forward-looking statements.

Although Brookfield believes that forward-looking statements and information in this news release are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information as such statements and information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Brookfield to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

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Factors that could cause actual results to differ materially from those contemplated or implied by forward- looking statements include the ability to obtain regulatory approvals and meet other closing conditions; a delay in the closing of the investment; the general political, economic and market conditions; and other risks and factors as detailed from time to time in Brookfield’s Annual Report on Form 40-F filed with the Securities and Exchange Commission as well as other documents filed by Brookfield with the securities regulators in Canada and the United States.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make investment decisions with respect to Brookfield or otherwise, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, Brookfield undertakes no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.

This news release and its contents do not constitute and should not be construed as a recommendation to buy; an offer to buy or solicitation of an offer to buy; an offer to sell; advice in relation to, any securities of Brookfield or alstria office REIT-AG.

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